UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2010

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated December 8, 2010: OceanFreight Inc. Reports Financial Results for the Third Quarter Ended September 30, 2010.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of Mr. Anthony Kandylidis included in the exhibit, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-160784) as filed with the Securities and Exchange Commission (the "Commission") and declared effective on September 25, 2009 and the Company's Registration Statement on Form F-3 (File No. 333-164306) as filed with the Commission and declared effective on January 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  December 8, 2010

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OceanFreight Inc. Reports Financial Results for the Third Quarter Ended September 30, 2010

December 8, 2010, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter ended September 30, 2010.

Financial Highlights

For the three-month period ended September 30, 2010, the Company reported a Net Loss of $63.0 million or basic and diluted loss per share of $0.82. Included in these results are:

•

A non-cash loss of $0.8 million associated with the change in the fair value of interest rate swaps

•

An expense of $0.4 million associated with the scheduled drydocking of one vessel.

•

A loss of $64.0 million associated with the classification of four vessels as held for sale.

Excluding the above items Net Income for the third quarter 2010 would amount to $2.2 million or $0.03 basic and diluted earnings per share.

Recent Developments

In October and November 2010, we contracted to sell the M/T Pink Sands, the M/V Augusta, the M/V Austin and M/V Trenton, respectively, for an aggregate gross price of $75.6 million. The M/T Pink Sands was delivered to its new owners on November 4, 2010. The remaining vessels are expected to be delivered to their new owners in the first quarter of 2011.

Anthony Kandylidis, the Company’s Chief Executive Officer, commented:  “The 3rd Quarter of 2010 was another milestone in the execution of our stated business plan. Excluding the one-off losses due to the sale of four vessels, operating income was in line with expectations and moving forward we will continue with our fleet renewal and expansion program that will improve our profitability and increase shareholder value”

Third Quarter 2010 Results

For the third quarter ended September 30, 2010, Voyage Revenues amounted to $24.8 million and Operating Loss amounted to $59.4 million. Net Loss amounted to $63.0 million or $0.82 basic and diluted loss per share. Adjusted EBITDA(*) for the third quarter 2010 was $11.5 million.

An average of 12.0 vessels were owned and operated during the third quarter 2010, earning an average Time Charter Equivalent, or TCE rate, of $22,097 per day.

Capitalization

On September 30, 2010, the debt (debt, net of deferred financing fees) to total capitalization (debt and stockholders' equity) ratio was 49.1% and the net debt (debt less cash, cash equivalents and restricted cash) to total capitalization ratio was 45.2%.

Liquidity

As of September 30, 2010, the Company had total liquidity of approximately $18.1 million.

Fleet Data

(Dollars in thousands, except Average Daily results – unaudited)	Three Months Ended September 30,
	2009	2010

Average number of vessels (1)	12.7	12.0
Total voyage days for fleet (2)	1,154	1,063
Total calendar days for fleet (3)	1,167	1,104
Time charter equivalent (TCE) daily rate (4)	$31,495	$22,097
Fleet utilization (5)	98.9%	96.3%

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off- hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off -hire days.

(4) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(*) Please see later in this release for a reconciliation of adjusted EBITDA to net cash provided by Operating activities.

The following table reflects the calculation of our TCE daily rates for the periods then ended:

(Dollars in thousands, except Average Daily results – unaudited)	Three Months Ended September 30,
	2009	2010

Voyage revenue	37,679	24,784
Voyage expenses	(1,334)	(1,295)
Revenue on a time charter basis	36,345	23,489

Total voyage days for fleet	1,154	1,063
Time charter equivalent (TCE) daily rate	$31,495	$22,097

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Operations for the three -month periods ended September 30, 2009 and 2010:

	Three Months Ended September 30,
(Dollars in thousands, except for share and per share data)
	2009	2010
STATEMENT OF OPERATIONS DATA	(unaudited)	(unaudited)

Voyage revenues	$29,494	$24,784
Gain on forward freight agreements	242	(124)
Imputed revenue	8,185	-
Gross revenue	37,921	24,660

Voyage expenses	(1,334)	(1,295)
Vessels operating expenses	(9,596)	(10,113)
Depreciation	(12,767)	(6,979)
General and administrative expenses	(1,152)	(1,415)
Dry docking costs	-	(448)
(Impairment loss) on vessels held for sale and gain on vessel sold	(19,819)	(63,854)
Operating income/(loss)	(6,747)	(59,444)

Interest income	95	6
Interest expense and finance costs	(4,715)	(2,770)
Gain/(loss) on derivative instruments	(1,984)	(826)
Other	91	-
Net Loss	$(13,260)	$(63,034)

Earnings per common share, basic and diluted	$(0.44)	$(0.82)

Weighted average number of common shares, basic and diluted (1)	30,131,498	77,266,655

(1)

The weighted average number of common shares gives effect to the 3:1 reverse stock split which took place on June 17, 2010.

The following are OceanFreight Inc.’s Consolidated Balance Sheets as of December 31, 2009 and September 30, 2010

(Dollars in thousands, except per share data)
	2009	2010
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$37,272	$12,048
Restricted cash	2,500	-
Vessels held for sale	51,080	93,634
Other current assets	9,447	8,450
Total current assets	100,299	114,132

FIXED ASSETS, NET:
Advances for vessel acquisition	9,900	-
Vessels under construction	-	47,744
Vessels, net of accumulated depreciation of $43,486 and $28,782, respectively	423,242	322,645
Other, net of accumulated depreciation of $123 and $317, respectively	856	662
Total fixed assets, net	433,998	371,051

OTHER NON-CURRENT ASSETS
Restricted cash	6,511	6,011
Other non –current assets	8,464	6,227
Total assets	549,272	497,421

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	49,947	87,315
Other current liabilities	23,381	28,007
Total current liabilities	73,328	115,322

NON –CURRENT LIABILITIES:
Derivative liability, net of current portion	3,606	7,112
Long-term debt, net of current portion	215,727	140,407
Total non-current liabilities	219,333	147,519

STOCKHOLDERS’ EQUITY:	256,611	234,580
Total liabilities and stockholders’ equity	549,272	497,421

Adjusted EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes loss on sale of vessels and impairment on vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this earnings release because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

The following table reconciles Net cash provided by operating activities to EBITDA as adjusted for the effect of the loss from the sale of vessels and impairment loss:

	Three Months Ended September 30,
	2009	2010
Net cash provided by operating activities	781	8,043
Net increase/(decrease) in operating assets	9,976	(8,315)
Net decrease in operating liabilities	2,553	9,163
Net interest expense	4,620	2,764
Amortization of deferred financing costs included in interest expense	(185)	(130)
Adjusted EBITDA	17,745	11,525

Fleet List

The table below describes our fleet and current employment profile as of December 8, 2010:

Vessel Name	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
Drybulk Vessels
M/V Robusto	2006	173,949	Capesize	TC	26,000	Aug-14	Mar-18
M/V Cohiba	2006	174,200	Capesize	TC	26,250	Oct-14	May-18
M/V Montecristo	2005	180,263	Capesize	TC	23,500	May-14	Jan-18
M/V Partagas	2004	173,880	Capesize	TC	27,500	Jul-12	Dec-12
M/V Topeka	2000	74,710	Panamax	TC	18,000	Jan-11	Mar-11
M/V Helena	1999	73,744	Panamax	TC	32,000	May-12	Oct-16

Tanker Vessels
M/T Tamara	1990	95,793	Aframax	POOL	-	-	-

Vessels to be Sold
M/T Olinda	1996	149,085	Suezmax	POOL	-	-	-
M/V Augusta	1996	69,053	Panamax	TC	16,000	Nov-11	Mar-12
M/V Austin	1995	75,229	Panamax	TC	(1)	Jul - 12	Aug - 12
M/V Trenton	1995	75,229	Panamax	TC	(1)	Aug - 12	Sep - 12

Drybulk Vessels to be Acquired
Newbuilding VLOC #1	2012	206,000	Capesize	TC	25,000	Apr-15	Apr-20
Newbuilding VLOC #2	2012	206,000	Capesize	TC	23,000 (2)	Aug -17	Aug -22
Newbuilding VLOC #3	2013	206,000	Capesize	TC	21,500 (3)	Oct-19	Oct-26

(1)

The hire rate per vessel will be calculated based on a formula linked to the average of the Baltic Panamax Index of the preceding 30 days.

(2)

The charter agreement includes a 50/50 percent profit sharing arrangement with the charterer for charterhire above the basic rate, up to $40,000.

(3)

The charter agreement includes a 50/50 percent profit sharing arrangement with the charterer for charterhire above the basic rate, up to $38,000.

Conference Call and Webcast: Thursday, December 9, 2010 at 08:30 A.M. EST

OceanFreight management team will host a conference call on Thursday December 9, 2010, at 08:30 A.M. Eastern Standard Time (EST) to discuss the Company’s financial results for the quarter ended September 30, 2010.

Conference Call details:

Participants should Dial-Into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial -In), 0800 953 0329 (U.K. Toll Free Dial -In) or +44 (0) 1452 542 301 (Standard International Dial -In). Please quote "OceanFreight~~"~~."

A telephonic replay of the conference call will be available until December 16, 2010 by dialing 1 866 247 4222 (U.S. Toll Free Dial -In), 0800 953 1533 (U.K. Toll Free Dial -In) or +44 (0) 1452 550 000 (Standard International Dial -In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the date of this release, OceanFreight owns a fleet of 11 vessels, comprised of 9 drybulk vessels (4 Capesize, 5 Panamaxes) and 2 crude carrier tankers (1 Suezmax, 1 Aframax) with a combined deadweight tonnage of about 1.3 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF". Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: oceanfreight@capitallink.com